UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ATA Inc.

(Name of Issuer)

Common Shares*

American Depositary Shares

(Title of Class of Securities)

00211V106**

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

* Not for trading, but only in connection with the registration of American Depositary Shares each representing 2 common shares.

** This CUSIP number applies to the American Depositary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00211V106	SCHEDULE 13G	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS Walter Lin Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,676,176 common shares[1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,676,176 common shares[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,676,176 common shares[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.8%[2]

12	TYPE OF REPORTING PERSON

	IN

1 Includes (i) 200,000 common shares held by Walter Lin Wang and (ii) 2,436,936 common shares and 19,620 American Depositary Shares (representing 39,240 common shares) held by Wealth Treasure Management Limited, a British Virgin Islands company wholly owned by Infinity Wealth Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Walter Wang Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Walter Lin Wang as the settlor and one of the beneficiaries. Walter Lin Wang is the sole director of Wealth Treasure Management Limited.

2 Based on 45,901,740 outstanding common shares as of December 31, 2012.

CUSIP No.	00211V106	SCHEDULE 13G	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS Wealth Treasure Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,476,176 common shares[3]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,476,176 common shares [3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,476,176 common shares [3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%[4]

12	TYPE OF REPORTING PERSON

	CO

3 Includes 2,436,936 common shares and 19,620 American Depositary Shares (representing 39,240 common shares) held by Wealth Treasure Management Limited, a British Virgin Islands company wholly owned by Infinity Wealth Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Walter Wang Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Walter Lin Wang as the settlor and one of the beneficiaries. Walter Lin Wang is the sole director of Wealth Treasure Management Limited.

4 Based on 45,901,740 outstanding common shares as of December 31, 2012.

CUSIP No.	00211V106	SCHEDULE 13G	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSONS Infinity Wealth Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,476,176 common shares[5]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,476,176 common shares[5]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,476,176 common shares[5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%[6]

12	TYPE OF REPORTING PERSON

	CO

5 Includes 2,436,936 common shares and 19,620 American Depositary Shares (representing 39,240 common shares) held by Wealth Treasure Management Limited, a British Virgin Islands company wholly owned by Infinity Wealth Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Walter Wang Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Walter Lin Wang as the settlor and one of the beneficiaries. Walter Lin Wang is the sole director of Wealth Treasure Management Limited.

6 Based on 45,901,740 outstanding common shares as of December 31, 2012.

CUSIP No.	00211V106	SCHEDULE 13G	Page	5	of	10 Pages

1	NAMES OF REPORTING PERSONS Walter Wang Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,476,176 common shares[7]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,476,176 common shares[7]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,476,176 common shares[7]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%[8]

12	TYPE OF REPORTING PERSON

	OO

7 Includes 2,436,936 common shares and 19,620 American Depositary Shares (representing 39,240 common shares) held by Wealth Treasure Management Limited, a British Virgin Islands company wholly owned by Infinity Wealth Holdings Limited and ultimately wholly owned by HSBC International Trustee Limited as trustee of Walter Wang Family Trust, an irrevocable trust constituted under the laws of the Cayman Islands with Walter Lin Wang as the settlor and one of the beneficiaries. Walter Lin Wang is the sole director of Wealth Treasure Management Limited.

8 Based on 45,901,740 outstanding common shares as of December 31, 2012.

CUSIP No.	00211V106	SCHEDULE 13G	Page	6	of	10 Pages

Item 1(a) Name of Issuer:

ATA Inc. (“Issuer”)

Item 1(b) Address of Issuer’s Principal Executive Offices:

8th Floor, Tower E, 6 Gongyuan West St.

Jian Guo Men Nei

Beijing 100005, China

Item 2(a) Name of Person Filing:

Walter Lin Wang

Wealth Treasure Management Limited

Infinity Wealth Holdings Limited

Walter Wang Family Trust

Item 2(b) Address of Principal Business Office or, If None, Residence

Walter Lin Wang

8 th Floor, Tower E, 6 Gongyuan West St.

Jian Guo Men Nei

Beijing 100005, China

Wealth Treasure Management Limited

Portcullis TrustNet Chambers, P.O. Box 3444

Road Town, Tortola

British Virgin Islands

Infinity Wealth Holdings Limited

21 Collyer Quay #19-01,

HSBC Building,

Singapore 049320

Walter Wang Family Trust

21 Collyer Quay #19-01,

HSBC Building,

Singapore 049320

Item 2(c) Citizenship

Walter Lin Wang — People’s Republic of China

Wealth Treasure Management Limited — British Virgin Islands

Infinity Wealth Holdings Limited — British Virgin Islands

Walter Wang Family Trust — Cayman Islands

Item 2(d) Title of Class of Securities:

Common shares, par value US$0.01

American Depository Shares, each representing two common shares

CUSIP No.	00211V106	SCHEDULE 13G	Page	7	of	10 Pages

Item 2(e) CUSIP Number:

00211V106

Item 3.Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.Ownership

(a) Amount Beneficially Owned:

The information for each reporting person contained in Items 5-11 of the cover pages to this schedule is incorporated herein by reference.  As trustee of Walter Wang Family Trust, HSBC International Trustee Limited has indirect voting and dispositive power with respect to the shares held by Wealth Treasure Management Limited. HSBC International Trustee Limited reports its beneficial ownership with respect to the 2,476,176 shares on its own individual Schedule 13G.

Item 5.Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.Identification and Classification of Members of the Group

Not applicable.

Item 9.Notice of Dissolution of Group

Not applicable.

Item 10.Certifications

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2013

Walter Lin Wang

/s/ Walter Lin Wang

Wealth Treasure Management Limited
By:	/s/ Walter Lin Wang
Name:	Walter Lin Wang
Title:	Sole director of Wealth Treasure Management Limited

Infinity Wealth Holdings Limited
By:	/s/ Annette Siu & Sharnika Wijetunge
Name:	Annette Siu & Sharnika Wijetunge
Title:	Authorised Signatories of Infinity Wealth Holdings Limited

Walter Wang Family Trust
By:	/s/ Annette Siu & Sharnika Wijetunge
Name:	Annette Siu & Sharnika Wijetunge
Title:	Authorised Signatories of
HSBC International Trustee Limited, as trustee

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement (incorporated by reference to Exhibit A of the initial Schedule 13G filed with the Securities and Exchange Commission on February 17, 2009)